Exhibit 5.4

March 15, 2005

106137-1

AMC Entertainment Inc.

920 Main Street

Kansas City, Missouri  64105

Re:                               Registration Statement Relating to $250,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2012 and $205,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010

Ladies and Gentlemen:

Reference is made to the registration of $250,000,000 aggregate principal amount of 8 5/8% Senior Notes due 2012 (the “Fixed Rate Exchange Notes”) and $205,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010 (the “Floating Rate Exchange Notes” and, together with the Fixed Rate Exchange Notes, the “Exchange Notes”) by AMC Entertainment Inc., a Delaware corporation (the “Company”), on Form S-4 filed with the Securities and Exchange Commission on January 28, 2005 (the “Registration Statement”).  The Exchange Notes will be issued pursuant to two indentures, each dated as of August 18, 2004, each as supplemented by a First Supplemental Indenture, dated December 23, 2004, by and among the Company, as successor by merger to Marquee Inc., the Guarantors (as defined therein) and HSBC Bank USA, National Association, as trustee.

We have acted as special Massachusetts counsel to Premium Theater of Framingham, Inc., a Massachusetts corporation and subsidiary of the Company (the “Mass Sub”), in connection with: (1) a Supplemental Indenture and a Subsidiary Guarantee (collectively, the “Fixed Rate Notes Guarantee”), each dated as of December 23, 2004, pursuant to which the Mass Sub guaranteed the obligations of the Company under the Fixed Rate Exchange Notes; and (2) a Supplemental Indenture and a Subsidiary Guarantee (collectively, the “Floating Rate Notes Guarantee” and, together with the Fixed Rate Notes Guarantee, collectively, the “Guarantees”), each dated as of December 23, 2004, pursuant to which the Mass Sub guaranteed the obligations of the Company under the Floating Rate Exchange Notes.

As such counsel, we have examined such documents and made such other investigation as we have deemed appropriate to render the opinions set forth below.  As to matters of fact material to our opinions, we have relied, without independent verification, on representations made in the Guarantees and on certificates of officers of the Mass Sub.  We have examined, among other things, the following:

Nutter McClennen & Fish LLP  •  Attorneys at Law

World Trade Center West  •  155 Seaport Blvd.  •  Boston, MA 02210-2604  •  617-439-2000  •  Fax: 617-310-9000  •  www.nutter.com

(a)           the Guarantees;

(b)           the Articles of Organization of the Mass Sub, as certified by the Secretary of the Commonwealth of Massachusetts as of December 20, 2004, and the Bylaws of the Mass Sub, as amended to date, as certified to us by the Secretary of the Mass Sub; and

(c)           certain resolutions adopted by the directors of the Mass Sub by unanimous written consent, as certified to us by the Secretary of the Mass Sub.

The opinions expressed below are limited to Massachusetts law.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, the Guarantees have been duly authorized by all necessary corporate action of the Mass Sub.

Our opinions above are subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties, and to general principles of equity.

This opinion shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Business Law Section as published in 53 Business Lawyer 831 (May 1998).

We consent to your filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading “Legal Matters” in the prospectus contained therein.

Very truly yours,

NUTTER, MCCLENNEN & FISH, LLP

PRE/SJP